NATURE’S SUNSHINE PRODUCTS, INC.

June 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Nature’s Sunshine Products, Inc.—Registration Statement on Form S-3 (File No. 333-287882)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-287882) (the “Registration Statement”) of Nature’s Sunshine Products, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 5:00 p.m., Eastern Time, on June 19, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Dan Lyman of Dorsey & Whitney LLP, counsel for the Registrant, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event by calling Dan Lyman at (801) 933-4028.

Very truly yours,

NATURE’S SUNSHINE PRODUCTS, INC.

/s/ L. Shane Jones
L. Shane Jones
Executive Vice President, Chief Financial Officer and Treasurer